Exhibit 99.1

Explanatory Note

Melco Resorts Finance Limited’s Quarterly Report

for the Three and Nine Months Ended September 30, 2025

This quarterly report provides Melco Resorts Finance Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three and nine months ended September 30, 2025, together with the related information.

Melco Resorts Finance Limited

Report for the Third Quarter of 2025

TABLE OF CONTENTS

INTRODUCTION	3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	6
GLOSSARY	7
EXCHANGE RATE INFORMATION	9
FINANCIAL CONDITION AND RESULTS OF OPERATIONS	10
INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-1

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•

“2015 Credit Facilities” refers to the HK$13.65 billion (equivalent to US$1.75 billion) senior secured credit facilities agreement dated June 19, 2015, entered into by Melco Resorts Macau, as borrower, comprising (i) a Hong Kong dollar term loan facility of HK$3.90 billion (equivalent to US$500.0 million) with a term of six years and (ii) a HK$9.75 billion (equivalent to US$1.25 billion) revolving credit facility, and following the repayment of all outstanding loan amounts, together with accrued interest and associated costs on May 7, 2020, other than the HK$1.0 million (equivalent to US$0.1 million) which remains outstanding under the term loan facility, and the HK$1.0 million (equivalent to US$0.1 million) revolving credit facility commitment which remains available under the revolving credit facility, all other commitments under the 2015 Credit Facilities were canceled, with the maturity date extended to June 24, 2026;

•

“2020 Credit Facilities” refers to the senior facilities agreement dated April 29, 2020, entered into between, among others, MCO Nominee One Limited (“MCO Nominee One”), our subsidiary and as borrower, and Bank of China Limited, Macau Branch, Bank of Communications Co., Ltd. Macau Branch and Morgan Stanley Senior Funding, Inc., as joint global coordinators, under which lenders have made available HK$14.85 billion (equivalent to US$1.92 billion) in a revolving credit facility for an initial term of five years, and which has been amended and restated under the 2023 Amendment and Restatement and the 2024 Amendment and Restatement including an extension of the maturity date to April 29, 2027, and an increase in the overall commitments by HK$387.5 million (equivalent to US$49.8 million) to HK$15.24 billion (equivalent to US$1.96 billion) pursuant to the establishment of an incremental facility in February 2025;

•

“2023 Amendment and Restatement” refers to the Amendment and Restatement Agreement dated June 29, 2023 among MCO Nominee One, MCO Investments Limited, Melco Resorts Finance, MCO International Limited, and Bank of China Limited, Macau Branch, acting as the facility agent, to amend the provisions of the 2020 Credit Facilities such that borrowings under the 2020 Credit Facilities denominated in U.S. dollars bear interest at the term Secured Overnight Financing Rate plus an applicable credit adjustment spread ranging from 0.06% to 0.20% per annum, as adjusted in accordance with the interest period, and a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries;

•

“2024 Amendment and Restatement” refers to the Second Amendment and Restatement Agreement dated April 8, 2024 among MCO Nominee One, MCO Investments Limited, Melco Resorts Finance, MCO International Limited, and Bank of China Limited, Macau Branch, acting as the facility agent, to amend, among other things, the maturity date of the 2020 Credit Facilities to April 29, 2027;

•

“2025 Senior Notes” refers to the US$1.0 billion aggregate principal amount of 4.875% senior notes due 2025 we issued, of which US$650.0 million in aggregate principal amount was issued on June 6, 2017 and US$350.0 million in aggregate principal amount was issued on July 3, 2017, and as to which no amount remains outstanding following the repayment of all remaining amounts outstanding in June 2025;

•

“2026 Senior Notes” refers to the US$500.0 million aggregate principal amount of 5.250% senior notes due 2026 we issued on April 26, 2019, and as to which no amount remains outstanding following the redemption of all remaining amounts outstanding in October 2025;

•

“2026 Senior Notes Tender Offer” refers to the conditional tender offer by the Company pursuant to which we purchased for cash an aggregate principal amount of US$142.1 million of the outstanding 2026 Senior Notes in September 2025;

•	“2027 Senior Notes” refers to the US$600.0 million aggregate principal amount of 5.625% senior notes due 2027 we issued on July 17, 2019;

•

“2028 Senior Notes” refers to the US$850.0 million aggregate principal amount of 5.750% senior notes due 2028 we issued, of which US$500.0 million in aggregate principal amount was issued on July 21, 2020 and US$350.0 million in aggregate principal amount was issued on August 11, 2020;

•

“2029 Senior Notes” refers to the US$1.15 billion aggregate principal amount of 5.375% senior notes due 2029 we issued, of which US$900.0 million in aggregate principal amount was issued on December 4, 2019 and US$250.0 million in aggregate principal amount was issued on January 21, 2021;

•	“2032 Senior Notes” refers to the US$750.0 million aggregate principal amount of 7.625% senior notes due 2032 we issued on April 17, 2024;

•	“2033 Senior Notes” refers to the US$500.0 million aggregate principal amount of 6.500% senior notes due 2033 we issued on September 24, 2025;

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau;

•

“China” refers to the People’s Republic of China, including the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and the Macau Special Administrative Region of the People’s Republic of China (“Macau” or “Macau SAR”), except when referencing specific laws and regulations adopted by the People’s Republic of China and other legal and tax matters applicable only to mainland China. The legal and operational risks associated with operating in mainland China may also apply to our operations in Hong Kong and Macau;

•

“City of Dreams” refers to an integrated resort located in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau, which currently features gaming areas and luxury hotels, a collection of retail brands, a wet stage performance theater and other entertainment venues;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“Melco Resorts Macau” refers to our subsidiary, Melco Resorts (Macau) Limited, a Macau company and the holder of our gaming concession;

•	“Mocha Clubs” refers to, collectively, our clubs with gaming machines in Macau, which are non-casino based operations of electronic gaming machines;

•	“MOP” and “Pataca(s)” refer to the legal currency of Macau;

•	“our concession” and “our gaming concession” refer to the Macau gaming concession held by Melco Resorts Macau, effective from January 1, 2023 until December 31, 2032;

•

“Parent” and “Melco” refer to Melco Resorts & Entertainment Limited, a Cayman Islands exempted company with limited liability, the American depositary shares of which are listed on the Nasdaq Global Select Market;

•

“SCI” refers to Studio City International Holdings Limited, an exempted company registered by way of continuation in the Cayman Islands, the American depositary shares of which are listed on the New York Stock Exchange;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•

“Studio City Casino Agreement” (previously referred to as the Services and Right to Use Arrangements) refers to the agreement entered into among Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012 and June 23, 2022 and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•	“Studio City Entertainment” refers to our affiliate, Studio City Entertainment Limited, a Macau company which is a subsidiary of the Parent;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•

“we,” “us,” “our,” “our company,” “Melco Resorts Finance” and “the Company” refer to Melco Resorts Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2025.

Certain monetary amounts, percentages, and other figures included in this quarterly report have been subject to rounding adjustments. Certain other amounts that appear in this quarterly report may not sum due to rounding. Figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Moreover, because we operate in a heavily regulated and evolving industry where the amended gaming law was adopted and implemented by the Macau government, may become highly leveraged and operate in Macau, a market with intense competition, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) changes in the gaming market and visitations in Macau, (ii) local and global economic conditions, (iii) capital and credit market volatility, (iv) our anticipated growth strategies, (v) risks associated with the implementation of the amended Macau gaming law by the Macau government, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	a corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters

“marker”	evidence of indebtedness by a player to the gaming operator

“mass market patron”	a customer who plays in the mass market operations

“mass market operations”	consists of both table games and gaming machines played by mass market patrons primarily for cash stakes

“mass market table games drop”	the amount wagered in the mass market table games operations

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games operations”	the mass market operations consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip patron who is a direct customer of the gaming operator and is attracted to the casino through marketing efforts of the gaming operator

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market patrons

“rolling chip operations”	consists of table games played in areas designated for rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered by the rolling chip operations

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	slot or electronic gaming machine operated by a single player

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollars, while our current expenses are denominated predominantly in Patacas and H.K. dollars and in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. The non-financial pages of this quarterly report include all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars at a rate of HK$7.782343 to US$1.00, unless otherwise noted.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate range and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 to MOP1.03. All translations from Patacas to U.S. dollars in the non-financial pages of this quarterly report were made at the exchange rate of MOP8.015775 to US$1.00.

In this quarterly report, U.S. dollar equivalents of H.K. dollar amounts of indebtedness are based on the prevailing exchange rate on the relevant transaction date, except for the indebtedness balance translations as of the balance sheet date, which are based on the prevailing exchange rate on the applicable balance sheet date.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2024. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Summary of Financial Results

For the third quarter of 2025, our total operating revenues were US$1.11 billion, an increase of 11.6% from US$997.4 million for the third quarter of 2024. The increase in total operating revenues was primarily attributable to improved performance in all gaming operations and overall non-gaming operations at City of Dreams, as well as increased casino revenues generated from the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming concessionaire. Net income/loss from Studio City Casino gaming operations are reimbursed to/from Studio City Entertainment for the operation of the Studio City Casino pursuant to the Studio City Casino Agreement. Such reimbursement is included in general and administrative expenses.

Net income for the third quarter of 2025 was US$52.1 million, compared with US$10.6 million for the third quarter of 2024. The change was primarily attributable to the improved performance at City of Dreams mentioned above and reversal of certain junket patron deposits litigation recorded under property charges and other. In addition, there were lower pre-opening costs as a result of relaunching of House of Dancing Water in May 2025, but higher depreciation and amortization expenses and net foreign exchange losses in the third quarter of 2025.

The following summarizes the results of our operations:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	(In thousands of US$)
Total operating revenues	$1,113,138	$997,412	$3,389,372	$2,977,795
Total operating costs and expenses	(982,862)	(909,901)	(3,059,959)	(2,722,401)
Operating income	130,276	87,511	329,413	255,394
Net income	$52,134	$10,624	$100,758	$19,472

Results of Operations

City of Dreams Third Quarter Results

For the quarter ended September 30, 2025, total operating revenues at City of Dreams were US$710.9 million, compared with US$602.5 million in the third quarter of 2024. The year-over-year increase in the total operating revenues was primarily a result of better performance in all gaming and non-gaming operations.

Rolling chip volume increased to US$5.58 billion during the third quarter of 2025, compared with US$3.30 billion in the third quarter of 2024 and win rate was 3.68% in the third quarter of 2025 versus 3.97% in the third quarter of 2024. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop increased to US$1.66 billion in the third quarter of 2025, compared with US$1.40 billion in the third quarter of 2024 and hold percentage was 29.8% in the third quarter of 2025, compared with 32.3% in the third quarter of 2024.

Gaming machine handle for the third quarter of 2025 was US$1.04 billion, compared with US$0.94 billion in the third quarter of 2024 and win rate was 3.2% in both the third quarters of 2025 and 2024.

Total non-gaming revenue at City of Dreams in the third  quarter of 2025 was US$128.4 million, compared with US$110.1 million in the third quarter of 2024. The increase in total non-gaming revenue at City of Dreams was attributable in part to the relaunch of House of Dancing Water in May 2025.

Altira Macau Third Quarter Results

For the quarter ended September 30, 2025, total operating revenues at Altira Macau were US$25.8 million, compared with US$31.1 million in the third quarter of 2024.

Mass market table games drop was US$112.6 million in the third quarter of 2025 versus US$135.5 million in the third quarter of 2024 and hold percentage was 19.4% in the third quarter of 2025, compared with 21.7% in the third quarter of 2024.

Gaming machine handle for the third quarter of 2025 was US$119.6 million, compared with US$148.0 million in the third quarter of 2024 and win rate was 3.1% in the third quarter of 2025 versus 1.8% in the third quarter of 2024.

Total non-gaming revenue at Altira Macau in the third quarter was US$5.1 million, compared with US$5.5 million in the third quarter of 2024.

Mocha and Other Third Quarter Results

As part of the Company’s development strategy and in accordance with Macau law, Grand Dragon Casino and one of the six Mocha Clubs, namely Mocha Kuong Fat, ceased operations in September 2025. Following these closures, 15 gaming tables were re-allocated to City of Dreams, and 90 gaming machines were re-allocated to Studio City. Mocha Grand Dragon Hotel ceased operations in November 2025, following which 44 gaming machines were re-allocated to Studio City and 100 gaming machines were re-allocated to Altira Macau. Mocha Hotel Royal will cease operations in December 2025.

Total operating revenues from Mocha and Other were US$28.6 million in the third quarter of 2025, compared with US$30.8 million in the third quarter of 2024.

Mass market table games drop was US$44.4 million in the third quarter of 2025 versus US$57.2 million in the third quarter of 2024 and hold percentage was 19.5% in the third quarter of 2025 versus 16.6% in the third quarter of 2024.

Gaming machine handle for the third quarter of 2025 was US$522.6 million, compared with US$519.1 million in the third quarter of 2024 and win rate was 4.0% in the third quarter of 2025 versus 4.3% in the third quarter of 2024.

Other Factors Affecting Third Quarter Earnings

Total net non-operating expenses for the third quarter of 2025 were US$75.3 million, which mainly included interest expense of US$75.7 million and net foreign exchange losses of US$1.4 million, partially offset by interest income of US$1.8 million, compared with US$75.2 million for the third quarter of 2024, which mainly included interest expense of US$81.5 million, partially offset by interest income of US$5.4 million.

Nine Months’ Results

For the nine months ended September 30, 2025, our total operating revenues were US$3.39 billion, an increase of 13.8% from US$2.98 billion for the nine months ended September 30, 2024. The increase in total operating revenues was primarily attributable to improved performance in all gaming operations and non-gaming operations at City of Dreams, as well as increased casino revenues generated from the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming concessionaire.

Net income for the nine months ended September 30, 2025 was US$100.8 million, compared with US$19.5 million in the comparable period of 2024. The increase was primarily attributable to the improved performance at City of Dreams mentioned above, partially offset by impairment in goodwill of US$55.6 million in Mocha and Other recorded under property charges and other.

Liquidity and Capital Resources

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the maintenance, enhancement and development of our projects. We expect to have significant capital expenditures in the future as we continue to maintain, enhance and develop our properties. We have relied, and intend in the future to rely, on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be. Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

As of September 30, 2025, we held cash and cash equivalents of US$955.7 million and restricted cash of US$125.0 million (being cash collateral for concession-related guarantees issued to the Macau government and security under credit facilities). Further, HK$6.70 billion (equivalent to US$861.2 million) of the revolving credit facility under the 2020 Credit Facilities and HK$1.0 million (equivalent to US$0.1 million) of the revolving credit facility under the 2015 Credit Facilities were available for future drawdown, subject to satisfaction of certain conditions precedent.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	(In thousands of US$)
Net cash provided by operating activities	$138,523	$126,264	$345,327	$197,074
Net cash used in investing activities	(41,235)	(37,864)	(136,277)	(86,557)
Net cash provided by (used in) financing activities	280,531	(3,472)	255,009	(178,566)
Effect of exchange rate on cash, cash equivalents and restricted cash	5,283	3,417	(1,498)	3,742

Increase (decrease) in cash, cash equivalents and restricted cash	383,102	88,345	462,561	(64,307)
Cash, cash equivalents and restricted cash at beginning of period	697,642	617,459	618,183	770,111

Cash, cash equivalents and restricted cash at end of period	$1,080,744	$705,804	$1,080,744	$705,804

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.

Net cash provided by operating activities was US$138.5 million for the third quarter of 2025, compared to US$126.3 million for the third quarter of 2024. The increase was primarily due to higher net income generated, partially offset by increased working capital for operations, which primarily consisted of payments of operating accruals as a result of the increased business volumes in the third quarter of 2025.

Net cash provided by operating activities was US$345.3 million for the nine months ended September 30, 2025, compared to US$197.1 million for the nine months ended September 30, 2024. The increase was primarily due to higher net income generated, excluding non-cash charges such as impairment of goodwill during the nine months ended September 30, 2025 as described in the foregoing section, partially offset by increased working capital for operations, which primarily consisted of payments of operating accruals as a result of the increased business volumes in the nine months ended September 30, 2025, but this was offset in part by a decrease in account receivables as a result of increased collections in the nine months ended September 30, 2025.

Investing Activities

Net cash used in investing activities of US$41.2 million for the third quarter of 2025 mainly included payments for acquisition of property and equipment of US$41.2 million.

Net cash used in investing activities of US$37.9 million for the third quarter of 2024 mainly included payments for acquisition of property and equipment of US$28.6 million and payments for acquisition of intangible and other assets of US$9.3 million.

Our total payments for acquisition of property and equipment were US$41.2 million and US$28.6 million for the third quarters of 2025 and 2024, respectively. Such capital expenditures were mainly associated with our enhancement and development projects for our integrated resort offerings.

Net cash used in investing activities of US$136.3 million for the nine months ended September 30, 2025 mainly included payments for acquisition of property and equipment of US$124.9 million and payments for acquisition of intangible and other assets of US$11.5 million.

Net cash used in investing activities of US$86.6 million for the nine months ended September 30, 2024 mainly included payments for acquisition of property and equipment of US$88.5 million and payments for acquisition of intangible and other assets of US$18.1 million, partially offset by repayment of loans or advances from an affiliated company of US$20.0 million.

Our total payments for acquisition of property and equipment were US$124.9 million and US$88.5 million for the nine months ended September 30, 2025 and 2024, respectively. Such capital expenditures were mainly associated with our enhancement and development projects for our integrated resort offerings.

Financing Activities

Net cash provided by financing activities amounted to US$280.5 million for the third quarter of 2025, which primarily represented the proceeds from the issuance of the 2033 Senior Notes in aggregate principal amount of US$500.0 million, partially offset by the payment of the 2026 Senior Notes Tender Offer of US$142.1 million in aggregate principal amount, and the repayment of the outstanding revolving credit facility under the 2020 Credit Facilities of US$70.2 million.

Net cash used in financing activities amounted to US$3.5 million for the third quarter of 2024, which primarily represented the repayment of the outstanding revolving credit facility under the 2020 Credit Facilities of US$101.0 million and payments of intangible asset liabilities of US$2.2 million, partially offset by the proceeds from the drawdown of the revolving credit facility under the 2020 Credit Facilities of US$100.3 million.

Net cash provided by financing activities amounted to US$255.0 million for the nine months ended September 30, 2025, which primarily represented the proceeds from the issuance of the 2033 Senior Notes in aggregate principal amount of US$500.0 million and the proceeds from the drawdown of the revolving credit facility under the 2020 Credit Facilities of US$1.00 billion, partially offset by the 2026 Senior Notes Tender Offer of US$142.1 million in aggregate principal amount, the full repayment of the 2025 Senior Notes of US$1.00 billion upon maturity, the repayment of the outstanding revolving credit facility under the 2020 Credit Facilities of US$70.2 million, payment of dividends of US$20.0 million and payments of intangible asset liabilities of US$7.6 million.

Net cash used in financing activities amounted to US$178.6 million for the nine months ended September 30, 2024, which primarily represented the repayment of the outstanding revolving credit facility under the 2020 Credit Facilities of US$994.2 million and payments of financing costs of US$27.2 million, partially offset by the proceeds from the issuance of 2032 Senior Notes of US$750.0 million and the proceeds from the drawdown of the revolving credit facility under the 2020 Credit Facilities of US$100.3 million.

Indebtedness

The following table presents a summary of our gross indebtedness as of September 30, 2025:

As of September 30, 2025
(In thousands of US$)
2026 Senior Notes	$357,940
2027 Senior Notes	600,000
2028 Senior Notes	850,000
2029 Senior Notes	1,150,000
2032 Senior Notes	750,000
2033 Senior Notes	500,000
2015 Credit Facilities	128
2020 Credit Facilities	1,096,713

$5,304,781

Major changes in our indebtedness during the period ended and subsequent to September 30, 2025 are summarized below.

During the quarter ended September 30, 2025, MCO Nominee One repaid a principal amount of HK$547.0 million (equivalent to US$70.2 million) outstanding under the 2020 Credit Facilities, together with accrued interest.

In September 2025, we issued US$500.0 million in an aggregate principal amount of the 2033 Senior Notes. The proceeds were used to settle the 2026 Senior Notes Tender Offer and early redemption of the 2026 Senior Notes. US$142.1 million in an aggregate principal amount of the 2026 Senior Notes tendered in the 2026 Senior Notes Tender Offer was settled on September 24, 2025, while the remaining aggregate principal amount outstanding of US$357.9 million of the 2026 Senior Notes following the completion of the 2026 Senior Notes Tender Offer was redeemed on October 25, 2025.

In September 2025, we also entered into cross-currency swap agreements with an aggregate notional amount of US$500.0 million to manage the foreign currency exchange rate risk associated with the outstanding U.S. dollar denominated 2033 Senior Notes.

Subsequent to September 30, 2025, we repaid an additional principal amount of HK$1,403.0 million (equivalent to US$180.6 million) outstanding under the 2020 Credit Facilities, together with accrued interest.

Melco Resorts Finance Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2025

Page

Condensed Consolidated Balance Sheets (Unaudited)	F-2

Condensed Consolidated Statements of Operations (Unaudited)	F-3

Condensed Consolidated Statements of Cash Flows (Unaudited)	F-4

Melco Resorts Finance Limited

Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	September 30, 2025	December 31, 2024
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$955,717	$492,852
Accounts receivable, net	94,756	136,329
Receivables from affiliated companies	894,238	841,193
Inventories	18,371	18,111
Prepaid expenses and other current assets	47,200	40,035

Total current assets	2,010,282	1,528,520

Property and equipment, net	1,973,707	1,998,992
Intangible assets, net	157,868	176,635
Goodwill	25,854	82,090
Long-term prepayments, deposits and other assets, net	57,365	68,076
Receivables from affiliated companies, non-current	1,647,898	1,651,440
Restricted cash	125,027	125,331
Operating lease right-of-use assets	18,863	26,426
Land use rights, net	190,735	197,257

Total assets	$6,207,599	$5,854,767

LIABILITIES AND SHAREHOLDER’S DEFICIT
Current liabilities:
Accounts payable	$13,041	$19,548
Accrued expenses and other current liabilities	784,087	778,594
Income tax payable, current	5,940	7,084
Operating lease liabilities, current	3,365	7,360
Current portion of long-term debt, net	457,755	—
Payables to affiliated companies	55,042	56,572

Total current liabilities	1,319,230	869,158

Long-term debt, net	4,831,933	4,994,075
Other long-term liabilities	239,325	245,469
Income tax payable, non-current	1,892	—
Deferred tax liabilities, net	2,815	2,927
Operating lease liabilities, non-current	18,036	22,129

Total liabilities	6,413,231	6,133,758

Shareholder’s deficit:
Ordinary shares, par value $0.01; 5,000,000 shares authorized; 1,202 shares issued and outstanding	—	—
Additional paid-in capital	1,916,543	1,908,318
Accumulated other comprehensive income	8,715	24,304
Accumulated losses	(2,130,890)	(2,211,613)

Total shareholder’s deficit	(205,632)	(278,991)

Total liabilities and shareholder’s deficit	$6,207,599	$5,854,767

Melco Resorts Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Operating revenues:
Casino	$955,844	$860,500	$2,921,589	$2,561,064
Rooms	46,161	43,205	135,887	128,152
Food and beverage	28,544	27,115	88,663	85,219
Entertainment, retail and other	82,589	66,592	243,233	203,360

Total operating revenues	1,113,138	997,412	3,389,372	2,977,795

Operating costs and expenses:
Casino	(643,840)	(604,643)	(1,961,143)	(1,811,116)
Rooms	(16,259)	(13,847)	(48,106)	(39,571)
Food and beverage	(24,687)	(24,864)	(78,680)	(72,991)
Entertainment, retail and other	(13,079)	(5,058)	(28,595)	(13,841)
General and administrative	(221,972)	(199,463)	(685,842)	(598,904)
Pre-opening costs	(448)	(3,311)	(29,213)	(7,053)
Amortization of land use rights	(2,008)	(2,012)	(6,029)	(6,022)
Depreciation and amortization	(60,786)	(55,348)	(177,137)	(167,816)
Property charges and other	217	(1,355)	(45,214)	(5,087)

Total operating costs and expenses	(982,862)	(909,901)	(3,059,959)	(2,722,401)

Operating income	130,276	87,511	329,413	255,394

Non-operating income (expenses):
Interest income	1,787	5,368	8,510	15,714
Interest expense	(75,706)	(81,473)	(235,068)	(243,779)
Other financing costs	(699)	(1,956)	(3,524)	(5,348)
Foreign exchange (losses) gains, net	(1,444)	1,695	4,203	444
Other income, net	1,247	1,174	5,403	2,189
Loss on extinguishment of debt	(524)	—	(524)	—

Total non-operating expenses, net	(75,339)	(75,192)	(221,000)	(230,780)

Income before income tax	54,937	12,319	108,413	24,614
Income tax expense	(2,803)	(1,695)	(7,655)	(5,142)

Net income	$52,134	$10,624	$100,758	$19,472

Melco Resorts Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Cash flows from operating activities:
Net cash provided by operating activities	$138,523	$126,264	$345,327	$197,074

Cash flows from investing activities:
Acquisition of property and equipment	(41,232)	(28,580)	(124,909)	(88,525)
Acquisition of intangible and other assets	(74)	(9,295)	(11,530)	(18,112)
Proceeds from sale of property and equipment	71	11	162	80
Proceeds from loans or advances repayment from an affiliated company	—	—	—	20,000

Net cash used in investing activities	(41,235)	(37,864)	(136,277)	(86,557)

Cash flows from financing activities:
Repayments of long-term debt	(212,243)	(100,978)	(1,212,243)	(994,201)
Dividends paid	—	—	(20,035)	—
Payments of intangible asset liabilities	(1,887)	(2,209)	(7,584)	(7,422)
Payments of financing costs	(5,339)	(567)	(5,589)	(27,225)
Proceeds from long-term debt	500,000	100,282	1,500,460	850,282

Net cash provided by (used in) financing activities	280,531	(3,472)	255,009	(178,566)

Effect of exchange rate on cash, cash equivalents and restricted cash	5,283	3,417	(1,498)	3,742

Increase (decrease) in cash, cash equivalents and restricted cash	383,102	88,345	462,561	(64,307)
Cash, cash equivalents and restricted cash at beginning of period	697,642	617,459	618,183	770,111

Cash, cash equivalents and restricted cash at end of period	$1,080,744	$705,804	$1,080,744	$705,804

Supplemental cash flow disclosures:
Cash paid for interest	$(55,103)	$(55,747)	$(209,263)	$(201,773)
Cash paid for income taxes, net of refund	$—	$(6)	$(7,017)	$(5,655)
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	$(1,623)	$(1,728)	$(5,889)	$(6,127)
Non-cash disclosures:
Change in operating lease liabilities arising from obtaining operating lease right-of-use assets and lease modifications	$(1,738)	$81	$(3,261)	$118
Change in accrued expenses and other current liabilities related to acquisition of property and equipment	$8,780	$7,304	$26,055	$21,455
Dividends declared included in amount due from affiliated company	$—	$41,000	$—	$41,000

Reconciliation of cash, cash equivalents and restricted cash to the condensed consolidated balance sheets:

			September 30, 2025	December 31, 2024
Cash and cash equivalents			$955,717	$492,852
Non-current portion of restricted cash			125,027	125,331

Total cash, cash equivalents and restricted cash			$1,080,744	$618,183

F-4